

November 4, 2022

Damien Schmitz
Chief Financial Officer
Groupon, Inc.
600 W. Chicago Avenue
Suite 400
Chicago, IL 60654

> **Re: Groupon, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **Form 10-Q for the Fiscal Period Ended June 30, 2022**
> **Filed August 8, 2022**
> **File No. 001-35335**

Dear Damien Schmitz:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Net cash provided by (used in) operating activities, page 54

1. Your disclosure here and in the Form 10-Q for the fiscal period ended June 30, 2022 appears to be a discussion of how net cash flows of operating activities was derived for each period. Pursuant to Item 303 of Regulation S-K, your presentation should be an analysis of material changes in operating cash from period to period. In performing the analysis, note that references to results, noncash items and working capital items may not provide a sufficient basis to understand how operating cash actually was affected between periods. In this regard, your analysis should discuss the reasons underlying

variance factors cited. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of our Codification of Financial Reporting Releases regarding quantification of variance factors cited. Please revise your disclosure as appropriate.

Form 10-Q for the Fiscal Period Ended June 30, 2022

Management's Discussion of Financial Condition and Results of Operations
Liquidity and Capital Resources
Net cash provided by (used in) operating activities, page 41

2.   You disclose net cash used in operating activities in each interim period presented. Please discuss the operational reasons for the condition and explain how you intend to meet your cash requirements and maintain operations. Also, you have reported net cash used in operating activities for each annual and interim period since March 31, 2020. Please provide disclosure of this trend following the guidance in Item 303 of Regulation S-K and Release Nos. 33-6835 and 33-8350.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services